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  WRITER'S DIRECT                                         WRITER'S E-MAIL
       NUMBER                                                 ADDRESS
    212-839-5531                                          ckaplan@sidley.com



                                     January 12, 2005

Ms. Hanna Teshome
Attorney-Adviser
Securities and Exchange Commission
Division of Corporation Finance
430 Fifth Street, N.W., Mail Stop 0305
Washington, D.C.  20549-0305

          Re: CSFB Asset Repackaging Depositor LLC (the "Company") Registration Statement on Form S-3, File No. 333-121295, Filed on December 7, 2004
               ---------------------------------------------------------------

Dear Ms. Teshome:

      We have received the fax transmittal dated January 10, 2005 setting forth comments regarding the above-referenced matter. All factual statements and information set forth below are based on information furnished to us by representatives of the Company.

Form S-3
--------

Prospectus
----------

1. You requested that we revise page 38 of the prospectus (under the heading "Swap Agreements") to delete references to "options" generally in that section, including "interest rate option" and "currency option" or to explain supplementally why they are necessary.

       We have revised the prospectus to remove such references.


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SIDLEY AUSTIN BROWN & WOOD LLP                                  NEW YORK

Ms. Hanna Teshome
January 12, 2005

Page 2


2.     You requested that we remove the parenthetical on page 38
       "including any option with respect to any of the foregoing transactions".

       We have revised the prospectus to remove the parenthetical.

3. You requested that we confirm supplementally that none of the transactions contemplated in this discussion would have an equity based security as its reference obligation.

       The Company confirms that none of the transactions contemplated in the above-referenced matter, unless otherwise permitted by the Staff, will include as an asset of a trust a transaction in which the reference obligation is an equity security.

       We attach marked pages to the prospectus showing the requested revisions.

       Should you require any further information, please feel free to call the undersigned at (212) 839-5531. Thank you for your continued attention to this matter.

                                  Sincerely,


                                  /s/ Cathy M. Kaplan


                                  Cathy M. Kaplan


cc:   Helena Willner, Esq.